# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GeoPark Ltd, CIK 0001464591
CUSIP: G38327105
Title of class of securities: Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: Calle 94 Ndeg 11-30 8deg piso, Bogota, Colombia (F8), 00000
Date of event which requires filing of this statement: 03/06/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001984810

## Reporting persons
- Socoservin Overseas SPF S.a.r.l.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: GeoPark Ltd
Address of issuer's principal executive offices: Calle 94 No. 11-30 8 Piso, Bogota, Colombia

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by Socoservin Overseas SPF S.a.r.l.
Address of principal business office or, if none, residence: Boulevard Royal 25A, 11th floor, L-2449 Luxembourg, Grand Duchy of Luxembourg
Citizenship: Luxembourg

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Please refer to Item 9 on the cover sheet for the reporting person. On March 6, 2026, the Reporting Person sold 411,597 common shares of the Issuer in open-market transactions, which caused its beneficial ownership to fall below 5% of the outstanding common shares of the Issuer. Between March 7, 2026 and March 13, 2026, the Reporting Person disposed of all of its remaining common shares of the Issuer in open-market transactions. As a result, as of March 13, 2026, the Reporting Person has ceased to be the beneficial owner of any common shares of the Issuer. Mr. Juan Cristobal Pavez Recart directly owns 25% of Socoservin Overseas SPF S.a.r.l. Mr. Juan Cristobal Pavez Recart, Ms. Tatiana Chumakova and Ms. Anne-Caroline Wujczak are controlling persons as board members of the Reporting Person.
Percent of class: Please refer to Item 11 on the cover sheet for the reporting person. As of the date hereof, the Reporting Person beneficially owns 0.0% of the outstanding common shares of the Issuer.
Sole power to vote or to direct the vote: Please refer to Item 5 on each cover sheet for each reporting person.
Shared power to vote or to direct the vote: Please refer to Item 6 on each cover sheet for each reporting person.
Sole power to dispose or to direct the disposition: Please refer to Item 7 on each cover sheet for each reporting person.
Shared power to dispose or to direct the disposition: Please refer to Item 8 on each cover sheet for each reporting person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Socoservin Overseas SPF S.a.r.l.: /s/ Juan Cristobal Pavez Recart, Juan Cristobal Pavez Recart (05/15/2026)
- Socoservin Overseas SPF S.a.r.l.: /s/ Tatiana Chumakova, Tatiana Chumakova (05/15/2026)